Date : December 19, 2011

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed October 4, 2011

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated December 16, 2011, concerning the Registration Statement on Form S-1 (1) filed on December 5, 2011, we have provided the response below and an extra hightlighted copy for your review.

1. Response: This is a supplemental response to our previous comment 1 dated October 31, 2011. We believe we do not meet the definition of a "Shell Company" as outlined in Rule 405 of the Securities Act. We believe we should not be deemed to have " no or nominal operations" and "no or nominal assets." Our supplemental responses are outlined below:

a) We believe the SEC does not set a threshold for "nominal assets". For the period ended on June 30, 2011, we have cash and stock subscription receivables totaled: $49,500. During the interim period ended on September 30, 2011, we have $48,360 in cash or cash equivalents. We believe our capital resource could sustained our operations for 12 months and beyond. In addition, we have received advanced deposit from advertisers.

b) We have our business plan and actual operations. Please refer to our Products and Services on Page 15 and Plan of Operation on Page 21 and elsewhere throughout the registration. In our initial stage of our operations, we have conducted fund raising activities, negotiated with printing contractors, received advanced deposits from advertisers and carried out business operations.

2. Response: We have revised the anticipatory nature of our proposed operations on page 9, 15, 16, 17.

" We do not yet market, promote or distribute our journal." Page 9.

We have deleted the following statement on page 15. " Our journal is free and accessible.".

We have deleted the following statement on page 16. " Our journals are still driven by three main sources of revenue ..." page 16.

"Global Seed Journal will be a monthly publication that reaches the Chinese American consumer and we have not yet publish our journal." Page 17.

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3.Response: We have revised including the specific provision under Rule 457 for purposes of calculating the registration fee.

4. Response: Based on our projected plan of operations, our monthly "burn rate" is approximately $4,000 and our current cash position could sustained our operation for the next twelve months. Page 21.

5.Response: The $3,300 advanced deposit were subsequent to the quarter ended September 30, 2011.

6. Response: We have revised the second sentence in the second to last paragraph on page 5 to state as belief.

7. Response: We have revised our disclosure and added the following statement, " Global Seed Journal will be a monthly publication that reaches the Chinese American consumer and we have not yet publish our journal." Page 5

8. Response: We have revised to add the these two statements our disclosure as follow: " there is no guarantee that we will be able to earn revenue from advertisers. " there is no guarantee that we will be able to earn enough revenue from advertisers to continue as a going concern and to accomplish our business goals." Page 5.

9 Response: We have revised the following statement, " Our projected date to publish our first journal is March 30, 2012." Page 5 and Page 17.

10. Response: We have revised the following statement," there is no guarantee that we will be able to raise such additional funds and that there is no guarantee that our officer and director will advance funds to us." Page.5.

11. Response: We have revised each financial data column to be " unaudited". In addition, we have revised the opening sentence of this section to indicate the summarized financial data presented below should be read in conjunction with our June 30, 2011 audited financial statements and September 30, 2011 unaudited interim financial statements included elsewhere in the filing. Page 6.

12. Response: We have created a separate risk factor 7 that addresses the risk that it may not be possible to have adequate internal controls because our sole executive officer occupies all corporate positions. Page 8.

13. Response: We have revised the second sentence to clarify that the reporting obligations under Section 15(d) are automatically suspended in the two situations described in the second sentence of this section. In addition, we also clarified that our reporting obligations under Section 15(d) are not automatically suspended during the fiscal year within which our registration statement become effective. Page 9.

14. Response: We have revised the third and sixth sentences in the third paragraph in this section to state as beliefs. Page15.

15. Response: We have deleted the following sentence: " We believe that our journals are still driven by three main sources of revenue: (a) advertisers; (b) subscription; (c) news-stand sales." Page 16.

16. Response: In the third paragraph and the first sentence on page 16, we have revised and add the following statement: "Our advertising service begins with an initial concept and design. Our independent printing contractors charge $25 for each advertising design project. We have no intention to hire our staff designers." Further, on the third paragraph and the third sentence on page 21, we also include the following statement, "We estimated our additional design services offer by our independent printing contractor will be $800."

17. Response: For the fourth paragraph and the first sentence on page 16, we have revised and add the following statement, " Global Seed Journal offers different approaches to connect with our client’s consumer-base. (a) The travel agency advertisers can offer discount coupons and special tour promotions directly to the consumers. (b) Advertisers such as medical doctors, accountants, attorneys and real estate agents could provided their news releases and special content writings with a focus to their targeted consumers. (c) Other advertisers such as the local supermarkets could offer their weekly specials to their targeted consumers."

18. Response: We have reconciled our disclosures on page 15, 17 and 21

"We have permissions from the local supermarkets to place these freestanding newspaper racks in their designated locations. The local supermarkets do not charge a fees for placing newspaper racks within the designated supermarket as long as we provide our own metal newspaper" Page 15.

"We have permissions from the local supermarkets to place these freestanding newspaper racks in their designated locations. The local supermarkets do not charge a fees for placing newspaper racks within the designated supermarket as long as we provide our own metal newspaper racks. The cost for each of the metal newspaper rack is $45.00" Page 17.

We believe our general and administrative expenses are $12,400, which includes $4,500 for auditing fees and office equipments expenditure that includes a desktop and laptop computers, $1,250; copy machine, $750; scanning machine, $650; accounting software, $500; office furniture, $830; Edgar conversion services, $750; telephone expenses, $1,970; freestanding newspaper racks, $900; legal fees:$300. Page 21.

19.Response: We have deleted the following statement, " We feature .... design and production" on page 17.

20.Response: We have reconciled the following disclosures on page 17 and page 21.

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"We anticipate an increase in sales of advertising services after two sales representatives are hired between the 2-3 month of operations'" Page 17

21. Response: We have revised the following statement on page 17.

"Our rates disclosed for advertisers include our initial design and set up services for advertisers. " Page 17.

22. Response: We have revised the last sentence in this section to state as belief. Page 17

"If we are able to sell 8 pages of advertising space for a total of $4,800 monthly revenue, we believe it would allow the journal to begin earning profits." Page 17.

23. Response: We have revised and added the following statement on page 18.

" There is a certain risks associated with attempting to gain market share by charging a fixed amount less than our competitors. We may earn less in revenue due to our lower profit margin; our competitors may also lower their advertising rates to gain existing market shares; however, our lower monthly distribution volume, less brand awareness and our less frequency of publication could justified our advertising rates for less than our competitors." Page 18.

24. Response: We have revised and added the following statement on page 18. Further, we also disclose the $300 cost of legal fees associated with protecting our intellectual property rights here and on page 21.

"Once our logo is registered with the U.S. Patent office, our potential competitors no longer able to use our company's logo. The legal fees for protecting our intellectual property rights is $300 by register our company's logo with the U.S. Patent Office." Page 18.

"We budgeted $4,500 for professional services related to auditing and accounting services and $300 for legal fees related to register of trademarks with the U.S. Patent office." Page 21.

 25. Response: We have reconciled our disclosure on page 19.

" Our current commission for advertising sale is 15% of the gross sale." Page 19.

26. Response: We have revised the following statement on page 21.

" We have started our operations include but not limited to fund raising activities and other business operations; however, we intend to begin to accomplish the steps described in the following table as of the date of effectiveness. Page 21.

27. Response: We have revised the table on page 21 to include the estimated $500 per month that we intend to pay for articles and photography for our journal. Page 21.

28. Response: We have revised the following statement on page 21.

" We believe we could achieved a monthly circulation of 10,000 copies within 36 months of our operations. For the first year of operation, we believe our monthly circulation will be 1,000 copies. For the Second year of operation, we believe our monthly circulation will be 3,000 copies. For the third year of operation, we believe our monthly circulation will be 10,000 copies." Page 28.

29. Response: We have revised the following statement on page 21. Further, we filed the one printing estimation as Exhibit.

"We have obtained printing estimations with printing contractor and publisher who agreed to provide printing services to our journal."

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30. Response: We have revised the following statement on page 21.

" We believe journalists and writers typically charged $0.01 per word count."

31. Response: We have revised the following statement on page 21.

"There is no guarantee that advertisers are willing to contribute writings in their fields of the profession."

32. Response: We have revised the fifth sentence in the last paragraph in this section to state as a belief. Page 21.

"We believe it will be published on March 31, 2012. We plan to distribute 1,000 free copies. "

HIRING COMMISSION SALES REPRESENTATIVES

33. Response: We have deleted this statement on page 21.

" We will also offer local journalists to join our organization and offer them a higher rate of commission to sign up new advertisers. "

34. Response: We have updated our financial information to our most recent interim period included in the financial statements, i.e., September 30, 2011. Page 22.

35. Response: We have revised the following statement on page 22.

" There is no guarantee that Su Zhi Da will advance funds to us. " Page 22.

36. Response: We have made revisions that Mr. Su Zhi Dai was elected or appointed on July 13, 2010.

37. Response: We have revised the first part of the signature page to provide the language required by Form S-1.

38. Response: We have attached a currently dated accountants' consent as Exhibit 23.1 and kept the manually signed auditor's consents on file for five years.

39. Response: We have updated the financial statement updating requirements set forth in Rule-8-08 of Regulation S-X.

if you have further questions, please contact our attorney, Send copies to:

Kristie L. Lewis

Attorney-At-Law

P.O. Box 31472

Houston, Texas 77231

Tel: (832)-598-7435 Fax: 832-553-1902

E-mail: Klewisattyatlaw@gmail.com

Please send an additional copy of any SEC communication to the following e-mail address: zhidasu726@yahoo.com

Very Truly yours,

/s/ Su Zhi Da

Su Zhi Da, CEO/CFO

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